Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company: Harmon Industries, Inc.
Commission File No. 000-07916

Contact:          Susan K. Breon
                  GE Transportation Systems
                  814/875-3457
                  susan.breon@trans.ge.com

General Electric Company Receives SEC Effectiveness of Registration Statement relating to Exchange Offer for Harmon Industries, Inc.

August 22, 2000 -- Erie, PA -- General Electric Company (GE) announced that the Securities and Exchange Commission has today declared effective under the Securities Act of 1933 the registration statement filed by GE relating to shares to be issued by GE in its offer, through Four Points Acquisition Corp., its wholly owned subsidiary (Four Points), to acquire all of the outstanding shares of common stock of Harmon Industries, Inc. (Harmon) and the subsequent merger of Four Points into Harmon. Following completion of the transaction, it is expected that Harmon will become part of GE Harris Railway Electronics, a joint venture between GE Transportation Systems (GETS) and Harris Corporation. Declaration by the SEC of the effectiveness of the registration statement is a condition of the offer.

On August 22, GE filed an amendment to the registration statement. The changes appearing in the amendment to the registration statement do not affect any of the terms of the offer. As a result, no additional offering documents will be mailed to the Harmon stockholders. The amended registration statement may be obtained free at the SEC's web site at www.sec.gov. The amended registration statement may also be obtained from GE without charge upon request to its information agent, Morrow & Company, Inc., 445 Park Avenue, 5th Floor, New York, New York 10022, or call toll free: (800) 566-9061.

On August 21, GE extended the offer to exchange a fraction of a share of GE common stock for each outstanding share of Harmon common stock that is validly tendered and not properly withdrawn. Currently, the offer will expire at midnight, New York City time, on August 28, 2000, unless further extended.

GETS, headquartered in Erie, PA, is one of the major business units of GE (NYSE symbol GE). It is a global supplier of surface transportation products and services including freight and passenger locomotives and maintenance service, global railroad services such as remote monitoring and diagnostics, railway control and communications systems, propulsion and auxiliary power systems for transit vehicles and motorized drive systems for mining trucks. It employs approximately 6700 employees worldwide and has sales in excess of $2 billion.

Harmon, headquartered in Blue Springs, Mo., is a technology leader focusing primarily on providing solutions to the worldwide rail transportation industry in the areas of electronic signaling and train control. The company is traded in the over-the-counter market and is quoted on NASDAQ National Market System under the symbol HRMN. It has approximately 2000 employees at more than 20 locations in North America, United Kingdom and Italy.

We urge the Harmon shareholders to read the registration statement on form S-4 and Schedule TO and the preliminary prospectus, amendments, final prospectus and other exchange offer documents, filed on or after July 25, 2000 by General Electric with the Securities and Exchange Commission (SEC) and the related solicitation/recommendation statement filed on July 25, 2000 by Harmon with the SEC. These documents contain important information which should be read carefully before any decision is made with respect to the offer. These documents are available to all shareholders of Harmon at no expense to them. The documents are also available at no charge at the SEC's website at www.sec.gov. Documents are available from the contact persons above without cost.

                                      # # #